BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock	Retained Earnings	Total
Balance - December 31, 2014	$ 65,000	$ 382,755	$ 447,755
Net Income	-	16,989	16,989
Balance - December 31, 2015	$ 65,000	$ 399,744	$ 464,744

The accompanying notes are an integral part of these financial statements.